

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

June 9, 2010

via U.S. mail and facsimile

Ian M. Cumming, Chief Executive Officer
Leucadia National Corporation
315 Park Avenue South
New York, New York 10010

> **RE: Leucadia National Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **File No. 1-05721**

Dear Mr. Cumming:

We have reviewed the above referenced filing and have the following comment. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Fiscal Quarter Ended March 31, 2010

1. We note that the $21.7 million FMG Note income comprises over 50% of operating income for the quarter. You state on page 13 that cash interest payments on the FMG note are currently being deferred by FMG due to covenants contained in the project's senior secured debt. Please tell us and disclose in future filings how you determined the entire carrying value of the note is collectible. Furthermore, please tell us and disclose in future filings whether the proposed 40% mining tax imposed by the Australian Government will negatively impact your investment.

2. We note the FMG note was originally recorded at an estimated initial fair value of $21.6 million representing the present value of the principal amount discounted at 12.5%. Please tell us whether you are accreting up to the $100 million face value of the note. If so, please tell us how you calculate the accretion and tell us and disclose in future filings the carrying value of the note at March 31, 2010.

3. You state on page 29 of your 2009 Form 10-K that the ultimate value of the FMG note will depend on the volume of iron ore shipped and iron ore prices over the remaining term of the note. Please clarify for us whether these factors are viewed as equally impacting the values of the Note and of the mining interest.

4. We note the prepaid mining interest balance was $171.9 million at March 31, 2010. Please tell us and describe in future filings the nature of your prepaid mining interest. Please also tell us whether this balance represents the future cash payments that you expect to receive under the 4% deal and whether the 4% royalties end in August 2019.

5. Please clarify for us the GAAP basis for recognizing a separate prepaid mining interest asset. Include an analysis, keyed to the relevant contractual terms, showing whether the right to receive the 4% interest payments is legally detachable and separately exercisable from the underlying note. See the analogous guidance regarding freestanding financial instruments in ASC master glossary (D1 of SFAS 150).

6. Please clarify for us why the aggregate $205.9 million value referenced on page 29 of the 10K was not fully allocated to the note and amortized under the interest method as contemplated by ASC 835-30-35-2 (paragraph 15 of APB 21).

7. Please provide us with the analysis supporting your conclusion that the 4% mining interest feature should not be accounted for as a derivative and carried at fair value. It appears that the guidance in ASC 815-25-1 and 26 (paragraphs 12-13 of SFAS 133) are relevant.

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As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response.   Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence Al Pavot at (202) 551-3738, or the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief